Filed Pursuant to Rule 433

Registration No. 333-182258-01

August 13, 2012

Pricing Term Sheet

Issuer:	Ameren Illinois Company
Expected Ratings* (Moody’s/S&P/Fitch):	A3/BBB/BBB+
Issue:	2.70% Senior Secured Notes due 2022
Offering Size:	$400,000,000
Coupon:	2.70% per annum
Trade Date:	August 13, 2012
Settlement Date:	August 20, 2012
Maturity:	September 1, 2022
Treasury Benchmark:	1.625% due August 15, 2022
US Treasury Spot:	99-23+
US Treasury Yield:	1.654%
Spread to Treasury:	+105 basis points
Re-offer Yield:	2.704%
Price to Public (Issue Price):	99.964%
Gross Proceeds:	$399,856,000
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2013
Optional Redemption:	Prior to June 1, 2022, at any time at 100% of the principal amount plus accrued and unpaid interest plus a make-whole premium at a discount rate equal to the Treasury Yield plus 15 basis points, and on or after June 1, 2022, at any time at 100% of the principal amount plus accrued and unpaid interest.
Security:	The Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds
CUSIP:	02361DAL4
Minimum Denomination:	$2,000 x $1,000
Joint Bookrunners:	Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, UBS Securities LLC, RBS Securities Inc. and Scotia Capital (USA) Inc.
Co-manager:	Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 or UBS Securities LLC toll-free at 1-877-827-6444 ext. 561-3884.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.